Corficolombiana

Nit 890.300.653-6

FILE No. 823437

RECEIVED

2008 JUN 22 A 4:39

Bogotá, D.C., june 16 de 2009

09046364

Securities and Exchange Commission
Office Of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq

SUPPL

RE: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Ander Rule 12g3-2 (b)

Dear Ms Tierney:

Please be advised that we are sending copie, duly notarized, both in English and Spanish, of the decision made by the rating firm Duff & Phelps de Colombia S.A. SCV, in the sense of maintaining the AAA (Tripe A) rating on the long term debt and DP1+ (high level) on the short term debt of Corporacion Financiera Colombiana S.A.

Finally please acknowledge receipt to this letter and it´s enclosures by stamping the eclos-ed copy and returning if our messenger.

Sincerely,

José Elías Melo Acosta
Legal Representative

dlw 6/22

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3, 7, 8 y 14 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

Duff & Phelps de Colombia S.A.
Sociedad Calificadora de Valores

DUFF & PHELPS DE COLOMBIA S.A. SOCIEDAD CALIFICADORA DE VALORES DECIDIÓ MANTENER EN "AAA" (TRIPLE A) LA CALIFICACIÓN DE LA DEUDA DE LARGO PLAZO Y EN "DP1+" (NIVEL ALTO) LA DEUDA DE CORTO PLAZO DE LA CORPORACIÓN FINANCIERA COLOMBIANA S.A

El Comité Técnico de Calificación de Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, en adelante Duff & Phelps, en reunión del 10 de junio del presente año, después de efectuar el correspondiente estudio y análisis, con ocasión de la revisión anual de la calificación de largo y corto plazo de la deuda de la **Corporación Financiera Colombiana – Corficolombiana -** decidió mantener la calificación **AAA (Triple A)** a la deuda de largo plazo y **DP1+ (Nivel alto)** a la de corto plazo, según consta en el Acta No. 1177 de la misma fecha.

La calificación AAA (Triple A) significa obligaciones con la más alta calidad crediticia. Los factores de riesgo son prácticamente inexistentes. Asimismo, la calificación DP1+ (Nivel alto), otorgada a la deuda de corto plazo, refleja obligaciones con la más alta certeza de pago oportuno. La liquidez a corto plazo, factores de protección y acceso a fuentes alternas de recursos son excelentes.

Las calificaciones de largo y corto plazo asignadas a la Corporación Financiera Colombiana – Corficolombiana – reflejan, en primer lugar, su pertenencia al Grupo Aval, el conglomerado financiero más grande del país. De esta manera, la entidad mantiene un respaldo patrimonial importante y a la vez se beneficia de las sinergias existentes entre el grupo y sus filiales. Adicionalmente, las calificaciones toman en consideración el desempeño positivo de las áreas estratégicas de negocio de la corporación, su buena posición de liquidez y su fortaleza patrimonial.

El portafolio de inversiones de capital de Corficolombiana se sigue consolidando como su principal fuente de ingresos. En este sentido, las calificaciones asignadas incorporan el hecho que las compañías que hacen parte del portafolio han venido mostrando un desempeño favorable y sostenido a través del tiempo. Su composición y diversificación sectorial permitió que las valorizaciones y los dividendos entregados a Corficolombiana en 2008 y el primer trimestre de 2009 mantuvieran su consistencia y estabilidad. Por otro lado, la coyuntura del mercado colombiano, soportada en las decisiones de política monetaria expansiva, permitió a la corporación generar utilidades extraordinarias en su gestión de tesorería. Duff & Phelps no espera que en 2009 los resultados de estas líneas de negocio se mantengan en el nivel actual, sin embargo opina que la experiencia de la administración, la estrategia de negocio, el posicionamiento en el mercado y el fortalecimiento de sus políticas de riesgo mantendrán intactas las capacidades de la entidad para generar resultados positivos, situaciones que son tenidas en cuenta al momento de mantener las calificaciones de la corporación.

Durante 2008, el negocio de banca de inversión sufrió las consecuencias de la desaceleración y el endurecimiento de los mercados internacionales. Sin embargo, las condiciones actuales de la

economía han hecho que más empresas busquen financiamiento a través de mecanismos diferentes al crédito tradicional. Para la calificadora, existe la expectativa que esta dinámica generará mayores oportunidades para la corporación en esta línea de negocio, con lo cual se espera una mayor contribución del rubro de comisiones en el total de los ingresos de la corporación.

El portafolio compañías en las cuales Corficolombiana tiene participación accionaria se fondea, en mayor medida, con el patrimonio de la corporación (95,4% dic-08). Esto indica que dicho activo recurre en una porción mínima a ser financiado con pasivos con costo (4,6% dic-08). Por otra parte, las inversiones de renta fija son cubiertas en un 76,1% (mar-09) por las captaciones de CDTs y cuentas de ahorro, situación que mitiga el riesgo de descalce en las brechas de liquidez. En opinión de Duff & Phelps, el *match* entre los activos que generan interés y los pasivos con costo, favorecen la posición de liquidez de la corporación. Esta afirmación se complementa al analizar el indicador de activos líquidos sobre depósitos y exigibilidades (101,2% mar-09), con el cual se materializa el respaldo que tienen dichos pasivos. Estas situaciones, sumadas a la posibilidad de acceso de la entidad a fuentes alternativas de liquidez en el mercado local e internacional son vistas de manera positiva por Duff & Phelps, al mejorar sus posibilidades de acceder a liquidez en momentos de estrés.

La relación de solvencia regulatoria de Corficolombiana alcanzó un indicador de 45,8% (mar-09), en donde el patrimonio básico corresponde al 73,5% del patrimonio técnico. Adicionalmente, la pertenencia de la entidad al Grupo Aval le permite contar con un músculo financiero adicional que respalda su crecimiento y que apoya su liquidez en momentos de tensión. La posición patrimonial de la entidad es considerada por Duff & Phelps como una de las fortalezas más relevantes de Corficolombiana.

CONTACTOS:

Fernando Suárez Tello, + 57 (1) 3269999 Ext. 1001, fsuarez@duffandphelps.com.co
Santiago Muñoz Trujillo + 57 (1) 3269999 Ext. 1160, smunoz@duffandphelps.com.co

FILE No. 823437

Duff & Phelps de Colombia S.A.

Security Rating Company

DUFF &PHELPS DE COLOMBIA S.A., a security rating company decided to maintain the "AAA" (Triple A) rating on the long term debt and a "DP+1" (High Level) on the short term debt of Corporacion Financiera Colombiana S.A:

The Technical Rating Committeee of rating firm Duff & Phelps de Colombia S.A, hereinafter Duff & Phelps, in a meeting held on June 10 of the current year, after completing the related assessment and analysis, on occasion of the annual review of **Corficolombiana´s** long term and short term debt, decided to maintain the **AAA (Triple A)** rating on the long term debt and DP1+ (High Level) on the short term debt, as set forth on Minute No. 1177 of the same date.

The AAA (Triple A) rating stands for liabilities with the highest loan quality. The risk factor is practically non-existent. Likewise, the DP+1 (High Level), granted on the short term debt, shows liabilities with the highest timely payment certainty. The short term liquidty, protection factors and access to alternate resource sources are excellent.

The long term and short term ratings given to Corporacion Financiera Colombiana – Corficolombiana –reflects in the first place that it is a member of Aval Group, the largest financial holding of Colombia. This allows the company to maintain a significant equity support and use the synergies existing between the group and its affiliates. In addition, the rating takes into account the positive performance of Corficolombiana´s business strategic areas, its good standing and equity soundness.

Corficolombiana´s capital investment portfolio is still its main source of income. In this sense, the assigned rating takes into account the fact that the companies that make up the portfolio have been showing a positive and sustained performance throughout time. Its composition and diversification in various enterprise sectors allowed the valuation and dividends given to Corficolombiana in 2008 and in the first quarter of 2009 to maintain their consistency and stability. On the other hand, the turning point of the Colombian market, based on decisions with expansive monetary policy in mind, allowed Corficolombiana to have extraordinary profits in its treasury management. According to Duff &Phelps´s estimates, the results in these business lines may not be maintained at the current level throughout 2009; however, armed with its management expertise, business strategy, market positioning and risk policy strength, Corficolombiana will be likely to maintain its capacity of giving off positive results; and this condition has been taken into account to maintain Corficolombiana´s high rating.

In 2008, the investment banking business experienced a downturn and faced the international markets austerity. Nonetheless, from the economy's current conditions more companies are searching financing through mechanisms other than traditional loans. Duff

& Phelps considers that this dynamics will result in greater opportunities for cooperation in this business line, with which higher contribution from commissions is expected on Corficolombiana´s total income.

The portfolio of companies where Corficolombiana has an interest is funded largely with Corficolombiana´s own equity (95.4%, December 2008). This indicates that such assets are financed in a minimum portion with cost bearing liabilities (4.6%, December 2998). On the other hand, fixed rent investments are covered in 76.1% (MARCH 2009) by CD´s and savings accounts, and this situation mitigates the risk of timing liquidity gap. According to Duff & Phelps, the match between the interest bearing assets and cost bearing liabilities, favors Corficolombiana´s liquidity position. The assertion is complemented with the assessment of the liquid asset over deposits and current liabilities ratio (101.2%, March 2009) that reinforces the support of such liabilities. The above situation plus the possibility of accessing alternate liquidity sources in local and international market is considered as positive by Duff & Phelps because they enhance the possibilities to access liquidity in spite of the stressful market conditions.

The regulatory solvency ratio of Corficolombiana was 45.8% (March 2009), where the basic equity accounts for 73.5% of the technical equity. In addition, the fact that Corficolombiana belongs to Aval Group allows it to have an additional financial strength that supports its growth and liquidity in times of high tension. The company´s equity position is considered by Duff&Phelps as one of its most relevant strengths.

CONTACT:

Fernando Suarez Tello, 57(1) 3269999 Ext. 1001, fsuarez@duffandphelps.com.co

Santiago Muñoz Trujillo + 57(1) 3269999 Ext. 1160, smunoz@duffandphelps.com.co